Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 18, 2005 and the Prospectus Supplement dated July 26, 2005. The Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties acquired by us is presented as of October 12, 2005, and all references to property acquisitions should be read in that context. Proposed properties for which CNL Income Properties enters into initial commitments to acquire, as well as property acquisitions that occur after October 12, 2005, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

On October 3, 2005, we entered into a venture formation and contribution agreement (the “Wolf VFA Agreement”) with Great Bear Lodge of Wisconsin Dells, LLC (“Wolf Dells”), Great Bear Lodge of Sandusky, LLC (“Wolf Sandusky”) and Great Wolf Resorts, Inc., the parent company of Wolf Dells and Wolf Sandusky, (collectively, “Great Wolf”). Pursuant to the Wolf VFA Agreement, we agreed to enter into a joint venture with Great Wolf for the purposes of jointly owning, operating, marketing and leasing the hotel and waterpark hotel resort properties known as “Great Wolf Lodge-Wisconsin Dells” in Lake Delton, Wisconsin (the “Wolf Dells Property”) and “Great Wolf Lodge-Sandusky” in Sandusky, Ohio (the “Wolf Sandusky Property”). Pursuant to the Wolf VFA Agreement, on October 7, 2005, Great Wolf formed a partnership to serve as the joint venture partnership (the “Wolf Partnership”) and contributed the Wolf Dells Property and Wolf Sandusky Property, valued at an approximate $114.5 million, to the Wolf Partnership in exchange for partnership interests.

On October 11, 2005, also pursuant to the Wolf VFA Agreement, we acquired approximately 61.1% of the partnership interests in the Wolf Partnership in exchange for a contribution of approximately $70.0 million in cash. Great Wolf may receive additional funds up to $3.0 million per waterpark resort if those properties achieve certain financial performance goals during 2007 and 2008. In accordance with the terms of the Wolf Partnership’s partnership agreement (the “Wolf Partnership Agreement”), we have agreed to contribute additional capital to, or acquire additional partnership interests in, the partnership in an amount sufficient to increase our ownership to 70% on or before four months from the October 11, 2005 closing. Once our ownership equals 70%, we receive a preferred return up to a certain threshold after which returns are pro rata to the partners. The Wolf Partnership expects to obtain mortgage financing on the two waterpark resorts prior to the end of the year. The financing is not expected to exceed 55% of the combined loan to value for the two properties. There can be no assurance that the Wolf Partnership will be able to obtain financing on the waterpark resorts or, if obtained, that the terms of such financing will be favorable to us or the Wolf Partnership.

The Wolf Dells Property is a full-service family resort destination that features 309 guest suites, 77 condominium units with 128 rooms, a 64,000 square-foot indoor entertainment area with one of the nation’s largest indoor waterparks, an additional 35,000 square-foot indoor waterpark expansion currently under development, five restaurants, 5,400 square feet of meeting space, an Aveda concept spa and salon, an arcade and a gift shop. The Wolf Dells Property is located one hour from Madison, Wisconsin and two hours from Milwaukee, Wisconsin. The Wolf Sandusky Property features 271 guest suites, a 42,000 square-foot indoor entertainment area with a grand-scale waterpark, two 150-seat restaurants, 6,000 square feet of meeting space, a fitness center, an arcade and a gift shop. It is located on Lake Erie, one hour from Cleveland, Ohio and two hours from Detroit, Michigan.

On October 12, 2005, the DMC Partnership entered into a memorandum of understanding and a development agreement to develop an approximately 160,000 square-foot lighting center expansion at the Trade Mart (the “Trade Mart Expansion”) at the Dallas Market Center (“DMC Property”). Under the memorandum, we will fund approximately $3.5 million and our partner, DMC, will fund approximately $0.5 million in initial development costs for the Trade Mart Expansion. The total estimated construction costs are expected to be approximately $21.3 million. Our share of the total contribution to the DMC Partnership for the Trade Mart

October 12, 2005	Prospectus Dated April 18, 2005

Expansion is estimated to be approximately $17 million of the total and will be made in accordance with the current partnership structure. This project is expected to retain and strengthen DMC’s leading position in the lighting arena, and demonstrates the DMC Partnership’s commitment to improving the DMC Property and preserving its status as a world market center.

On September 29, 2005, we made a $3 million loan to a subsidiary of Consolidated Conversions, LLC, which was used to purchase the 295-room Holiday Inn Main Gate West for conversion to a condominium hotel. The property is located in Kissimmee, Florida, which is west of Walt Disney World. Our loan earns interest at a rate of 15% per year and requires interest payments of 8.5% per month with the remaining 6.5% becoming due and payable upon the loan’s maturity or earlier upon the sale of the condominium hotel units. The term of the loan is 18 months and may be extended by the borrower for up to three additional six-month periods. The loan is collateralized by a first mortgage on ten vacant acres of land adjacent to the hotel and a second priority mortgage on the remainder of the property which includes the hotel.

THE OFFERING

As of June 23, 2004, we had received aggregate subscription proceeds of approximately $3.44 million, which exceeded the minimum offering amount of $2.5 million. As of September 30, 2005, we had received total subscription proceeds of approximately $247.1 million (24,771,150 shares) from 8,275 investors in connection with this offering.

RISK FACTORS

REAL ESTATE AND OTHER INVESTMENT RISKS

The following information shall be inserted on page 19 of the prospectus:

Our TRS structure subjects us to the risk of increased hotel and resort operating expenses. The performance of our TRS lessees is based on the operations of our hotels and resorts. Our operating risks include not only changes in hotel and resort revenues and changes to our TRS lessees’ ability to pay the rent due under the leases, but also increased hotel and resort operating expenses, including, but not limited to, the following:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	and other operating expenses.

Any increases in these operating expenses could have a significant adverse impact on our earnings, cash flows and financial position.

Our TRS structure subjects us to the risk that the leases with our TRS lessees do not quality for tax purposes as arms-length which would expose us to potential tax penalties. Our TRS lessees incur taxes or accrue tax benefits based upon net operating losses consistent with a “C” corporation. If our TRS lessees consistently incur net operating losses and the leases between us and our TRS lessees were deemed to not reflect an arms-length transaction as that term is defined by tax law, we may be subject to tax penalties as the lessor that would adversely impact our profitability and our cash flows.

BUSINESS

PROPERTY ACQUISITIONS

Other Attractions. On October 3, 2005, we entered into the Wolf VFA Agreement with Wolf Dells, Wolf Sandusky and Great Wolf Resorts, Inc., the parent company of Wolf Dells and Wolf Sandusky (collectively, “Great

Wolf”). Pursuant to the Wolf VFA Agreement, on October 7, 2005, Great Wolf contributed the Wolf Dells Property and the Wolf Sandusky Property, valued at an aggregate approximate $114.5 million, to the Wolf Partnership, which partnership Great Wolf formed to serve as the joint venture partnership with us. On October 11, 2005, in accordance with the Wolf VFA Agreement, we acquired an approximate 61.1% interest in the two waterpark resorts through a cash contribution of approximately $70.0 million to the Wolf Partnership. Great Wolf may receive additional funds up to $3.0 million per waterpark resort if those properties achieve certain financial performance goals during 2007 and 2008. Although we own a majority interest in the partnership, we share voting rights and decision making with our partner. As a result, the Wolf Partnership will be accounted for using the equity method of accounting and will not be consolidated with our financial statements. Pursuant to the terms of the Wolf Partnership Agreement, we are obligated to contribute additional capital to, or acquire additional partnership interests in, the partnership in an amount sufficient to bring our ownership interest up to 70% within four months of the October 11, 2005 closing. Once our ownership equals 70%, we receive a preferred return up to a certain threshold after which returns are pro rata to the partners.

There is no mortgage debt on the two waterpark resorts. The Wolf Partnership expects to obtain mortgage financing on the waterpark resorts prior to the end of the year. The financing is not expected to exceed 55% of the combined loan to value for the two properties. There can be no assurance that the Wolf Partnership will be able to obtain financing on the waterpark resorts or, if obtained, that the terms of such financing will be favorable to us or the Wolf Partnership.

Also on October 11, 2005, two subsidiaries of the Wolf Partnership, as landlords, entered into separate lease agreements with two subsidiary partnerships, as tenants, for the leasing of each of these waterpark resorts. The Wolf Dells Property and the Wolf Sandusky Property will each be operated by an affiliate of Great Wolf Resorts, Inc. pursuant to separate management agreements and separate coterminous license agreements. Under this structure, we lease the properties to affiliated tenant partnerships, and our ownership in such tenant partnerships is held through a taxable REIT subsidiary, or TRS. The tenant partnerships owned by the TRS lease the properties from affiliated landlord entities and engage third-party managers to conduct day-to-day operations, as opposed to a structure whereby the affiliated landlord entities lease the properties to third-party tenants in exchange for rental revenue. For properties owned and leased to related tenants, our financial statements will include the operating results of the hotel resorts rather than rent that would be recorded if such properties were leased to unrelated third-party tenants as equity in earnings (losses) of unconsolidated entities. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table sets forth the location of each of the properties described above and a summary of the principal terms of the acquisition and lease of each property:

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PROPERTY ACQUISITIONS
Property location and description	Purchase price(1)	Date acquired	Lease expiration and renewal options	Minimum annual rent	Percentage rent
Great Wolf Lodge Wisconsin Dells (2) (the “Wolf Dells Property”) The Wolf Dells Property is a waterpark resort located in Wisconsin Dells, Wisconsin approximately one hour from Madison, Wisconsin and two hours from Milwaukee, Wisconsin. The property includes 309 guest suites, 77 condominium units with 128 rooms, a 64,000 square-foot indoor entertainment area with a waterpark, an additional 35,000 square-foot indoor waterpark expansion currently under development, five restaurants, 5,400 square feet of meeting space, a concept spa and salon, an arcade and a gift shop.	$60,000,000	10/11/05	10/2010; five five-year renewal options

The greater of (i)

minimum

rent ranging from $2,300,000 to $3,500,000, depending on the applicable lease year, or (ii) a percentage of gross revenues of the property ranging from 15% to 36% for the applicable year

					See Minimum Annual Rent

Great Wolf Lodge Sandusky (2) (the “Wolf Sandusky Property”) The Wolf Sandusky Property is a waterpark resort located Sandusky, Ohio on Lake Erie, approximately one hour from Cleveland, Ohio and two hours from Detroit, Michigan. The property includes 271 guest suites, a 42,000 square-foot indoor entertainment area with a waterpark, two 150-seat restaurants, 6,000 square feet of meeting space, a fitness center, an arcade and a gift shop.	$54,500,000	10/11/05	10/2010; five five-year renewal options	The greater of (i) $3,250,000 or (ii) a percentage of gross revenues of the property ranging from 20% to 35% for the applicable year	See Minimum Annual Rent

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the properties is set forth below (the balances are presented at our approximate 61.1% interest):

Property	Estimated federal tax basis
Wolf Dells	$33,600,000
Wolf Sandusky	$27,300,000

(2)	The Wolf Dells Property and the Wolf Sandusky Property are owned through a joint venture, the Wolf Partnership, of which we indirectly own an approximate 61.1% equity interest and Great Wolf owns an approximate 38.9% equity interest. The properties are leased to related tenant partnerships and are operated under long-term management agreements and license agreements by an affiliate of Great Wolf Resorts, Inc. For properties subject to this arrangement, our consolidated financial statements will generally report our share of the net income (loss) of the underlying waterpark resorts rather than our share of the rent that would be recorded if the properties were leased to unrelated third-parties as equity in earnings(loss) of unconsolidated entities.

The following table contains information on the historical occupancy rates, ADR and RevPar for the properties.

Location	Fiscal year		Average occupancy rate		ADR(1)		RevPar(2)
Great Wolf Lodge Wisconsin Dells - Wisconsin	2004		62.2%		$188.76		$117.47
	2003		60.6%		$199.72		$121.06
	2002		66.3%		$192.49		$127.62
	2001		70.0%		$196.36		$137.51
	2000		71.2%		$194.08		$138.19
Great Wolf Lodge Sandusky - Ohio	2004		68.0%		$231.45		$157.50
	2003		70.0%		$224.20		$156.88
	2002		67.0%		$219.16		$146.82
	2001	(3)	64.6	%(3)	$198.62	(3)	$128.31	(3)
	2000	(3)	(3)		(3)		(3)

FOOTNOTES:

(1)	ADR means the average daily room rate. We define ADR by dividing gross room revenue by the total number of rooms occupied by hotel and resort guests on a paid basis during the applicable period.
(2)	RevPAR is a commonly used measure within the lodging industry to evaluate hotel and resort operations. We define RevPAR as the product of (i) ADR, multiplied by (ii) the average daily occupancy achieved.
(3)	Property opened in March 2001.

Great Wolf Resorts, Inc. Great Wolf Resorts, Inc., headquartered in Madison, Wisconsin, is the nation’s largest owner, operator, and developer of family-oriented, destination resorts featuring indoor waterparks. The company owns, operates, and franchises these primarily drive-to resorts under both the Great Wolf Lodge and Blue Harbor Resort brands. Great Wolf has owned and developed hotels since 1995 and has been involved with the indoor waterpark business since acquiring the Great Wolf Lodge in Wisconsin Dells in 1999.

License and Management Agreements. A subsidiary of Great Wolf will continue to manage the Wolf Dells Property and the Wolf Sandusky Property and will license the Great Wolf Lodge brand to the Wolf Partnership pursuant to 25-year management and license agreements, which are subject to performance termination provisions by the tenant partnerships. These agreements provide for a base management fee of 3% of gross revenues, incentive management fees upon achievement of certain financial performance goals by the properties and a base license fee of 3% of gross revenues.

Development Agreement. Prior to the contribution of the Wolf Dells Property to the Wolf Partnership, Great Wolf commenced construction of an additional 35,000 square foot indoor waterpark attraction at an estimated total cost of $14.8 million. It is intended that the indoor water-park at the Wolf Dells Property will include a wave pool and other amenities and features. Wolf Dells remains obligated for the construction and completion of the indoor waterpark attraction pursuant to a Development Agreement with the Wolf Partnership. Our portion and Great Wolf’s portion of the projected costs were funded in escrow at the October 11, 2005 closing and included in our approximately $70.0 million contribution. At the Wolf Sandusky Property, we estimate only customary improvements will be required. We believe that both the Wolf Dells Property and the Wolf Sandusky Property are adequately insured.

OTHER ATTRACTIONS

Industry Overview. According to a January 2005 U.S. Realty Consultants, Inc. (“USRC”) study, the indoor waterpark resort has established itself as a viable segment of the travel industry and expanded well beyond its Wisconsin base. During the period 1983 to 2004, 60 indoor waterpark resorts opened or expanded their properties in the United States and Canada totaling approximately 2,058,000 square feet and offering over 15,000 hotel rooms. The size of indoor waterparks has grown significantly since their inception in the early 1980’s, while the average number of hotel rooms attached to these waterparks has also increased substantially over the years.

In 1994 there were six indoor waterpark resorts operating in the U.S. and Canada with a total of 1,388 guestrooms and 310,800 square feet of indoor waterpark space. This equaled approximately one guestroom per every 224 square feet of indoor waterpark space offered. By 2004, 60 indoor waterpark resorts were operating with a total of 15,023 guestrooms and 2,058,400 square feet of indoor waterpark space. This represented approximately one guestroom per every 137 square feet of indoor waterpark space. The increase in the number of guestrooms constructed has kept pace with increases in demand for indoor waterparks, which has also grown steadily.

There are 98 indoor waterpark resorts known to be in the planning or development stages in a variety of locations throughout the United States and Canada. These properties average 43,689 square feet of indoor waterpark space. These include expansions of existing hotels and development of new resorts. If all of these facilities are constructed, this would result in over 4,280,000 square feet of new indoor waterpark space. The largest developer of new projects is Great Wolf Resorts. Although the majority of the indoor waterpark resorts planned are located in northern states, the first Texas indoor waterpark is under development in Galveston. Schlitterbahn Waterparks is developing the world’s first “convertible” waterpark on 25 acres that will include an approximately 50,000 square foot indoor section with a retractable roof. The approximately 200 room resort is tentatively slated to open in 2006. Schlitterbahn operates two existing outdoor waterpark resorts in Texas.

Indoor waterpark resorts have grown in size as well as popularity since their inception in the 1980’s. The average size of the indoor waterpark component has swelled to accommodate more amenities (such as wave pools, additional activity pools, “toddler friendly” play areas, dry activity components, and more intricate tubes and slides). For example, the Great Wolf Resorts have increased the size of their indoor waterparks’ design as demand for more intricate water play features has increased as a result of the concept’s popularity. The Wolf Sandusky Property, which opened in 2001, was constructed with a 34,000 square foot indoor waterpark area. The Wolf Dells Property, which opened in 1997, was constructed with a 38,000 square-foot indoor waterpark and has a 35,000 square-foot addition under construction.

As of 2004, there were 60 indoor waterpark resorts in North America. Of those 60, 49 were indoor waterpark resorts located in the United States with nearly half located in Wisconsin. Of the 24 total Wisconsin indoor waterpark resorts, 15 are located in the Wisconsin Dells. In addition, there are 11 indoor waterpark resorts in Canada, although, many other hotels in Canada offer smaller indoor water features with less than 10,000 square feet.

Competition. Waterpark resorts compete with other forms of family vacation travel, including theme parks, waterparks, amusement parks and other recreational activities, including other resorts located near these types of attractions. This business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe that the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

A 2005 USRC survey identified 24 existing properties in the United States and Canada meeting their definition of an indoor waterpark destination resort that are currently open and 14 additional destination resorts expected to open in 2005. Two additional waterparks have been identified as under construction and are expected to open in 2006. Based on the USRC survey, Great Wolf’s eight resorts that are expected to be open at the end of 2005 will comprise approximately 21% of the supply of existing destination waterpark resorts in this market segment.

In the Sandusky market, there are few other family entertainment resorts featuring indoor waterparks. In May 2005, the Kalahari Sandusky Resort opened adding another 308 rooms and an 80,000 square-foot indoor waterpark to the market. The opening of the resort, combined with introductory room rate pricing, negatively impacted the performance of Great Wolf during the summer season. In Wisconsin Dells, Wisconsin, where indoor waterparks were first introduced, there are approximately 16 other resorts and hotels with some type of indoor water-related activity or amenity. As a result, our waterpark resort faced significant competition from both lower priced unthemed waterparks and larger, more expensive waterparks with thrill rides and other attractions in the Wisconsin Dells market. While the Wisconsin Dells market has a significant number of resorts with indoor waterparks, we believe the competitive landscape in that small, regional market is not representative of the competition we may face if we further expand our portfolio of waterpark resorts. The vast majority of indoor waterpark resorts in Wisconsin Dells are family-owned or privately operated businesses that have yet to develop additional resorts outside of Wisconsin Dells.

Competition within our waterpark resort markets will increase in the foreseeable future. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts with indoor waterparks, which will compete with the waterpark resorts in which we own interests. One such resort is being constructed by a competitor in Sandusky.

The following information updates the information beginning on page 67 of the prospectus:

Merchandise Marts. On October 12, 2005, the DMC Partnership entered into a memorandum of understanding and a development agreement to develop an approximately 160,000 square foot lighting center expansion at the Trade Mart (the “Trade Mart Expansion”) at the DMC Property. Under the memorandum, we will fund approximately $3.5 million and our partner, DMC, will fund approximately $0.5 million in initial development costs for the Trade Mart Expansion. The total estimated construction costs are expected to be approximately $21.3 million. Our share of the total contribution to the DMC Partnership for the Trade Mart Expansion is estimated to be approximately $17 million of the total and will be made in accordance with the current partnership structure. This project is expected to retain and strengthen DMC Property’s leading position in the lighting arena, and demonstrates the DMC Partnership’s commitment to improving the DMC Property and preserving its status as a world market center. Our next contribution to the DMC Partnership for the Trade Mart Expansion will be in January 2006 and is estimated to be approximately $5.8 million. Upon completion of the construction, the Trade Mart Expansion is expected to be leased under the existing triple-net lease to Dallas Market Center Operating L.P., a subsidiary of Crow Holdings, Inc., with rent under that lease being increased proportionately.

MORTGAGE LOANS AND OTHER LOANS

The following information updates the information beginning on page 87 of the prospectus:

On September 29, 2005, we made a $3 million loan to a subsidiary of Consolidated Conversions, LLC, which was used to purchase the 295-room Holiday Inn Main Gate West for conversion to a condominium hotel. The property is located in Kissimmee, Florida, which is west of Walt Disney World. Our loan earns interest at a rate of 15% per year and requires interest payments of 8.5% per month with the remaining 6.5% becoming due and payable upon the loan’s maturity or earlier upon the sale of the condominium hotel units. The term of the loan is 18 months and may be extended by the borrower for up to three additional six-month periods. The loan is collateralized by a first mortgage on ten vacant acres of land adjacent to the hotel and a second priority mortgage on the remainder of the property which includes the hotel. Completion of the condominium conversion and related improvements is guaranteed by the principals of Consolidated Conversions, LLC. The loan may be prepaid at anytime, but in no event will we receive less than our 15% return for at least one year.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following information updates the corresponding information beginning on page 104 of the prospectus:

Effective August 31, 2005, Thomas J. Hutchison III resigned as our Chief Executive Officer. Effective September 19, 2005, R. Byron Carlock, Jr. assumed the position of Interim Chief Executive Officer of CNL Income Properties.

Effective September 19, 2005, Thomas G. Huffsmith resigned as Chief Investment Officer and Senior Vice President of CNL Income Properties.

Effective September 29, 2005, our board of directors appointed Tammie A. Quinlan as Executive Vice President of CNL Income Properties.

THE ADVISOR AND THE ADVISORY AGREEMENT

THE ADVISOR

The following information updates the corresponding information beginning on page 109 of the prospectus:

Effective August 31, 2005, Thomas J. Hutchison III resigned as Chief Executive Officer and Director of our Advisor.

Effective September 19, 2005, Thomas G. Huffsmith resigned as Chief Investment Officer and Senior Vice President of our Advisor.

Effective September 29, 2005, our Advisor’s board of directors appointed Tammie A. Quinlan as Executive Vice President.

CNL INCOME PROPERTIES, INC.

OUR AFFILIATES

The following sentence updates and replaces the second sentence in the first full paragraph on page 8 of the prospectus:

During the twenty year period ended on December 31, 2004, these entities, which invest in properties that are leased primarily on a “triple-net” lease basis or leased to taxable REIT subsidiaries, but do not invest in the types of properties in which we initially intend to invest, had purchased (or purchased interests in), directly or indirectly, approximately 2,100 fast-food, family-style, and casual-dining restaurant properties, 136 hotel properties and 222 retirement properties and medical office buildings, including in each case properties which were sold during such period.

PRIOR PERFORMANCE INFORMATION

The following sentence updates and replaces the eleventh sentence in the third paragraph on page 118 of the prospectus:

During the twenty year period ended on December 31, 2004, the 18 partnerships and the three unlisted REITs altogether raised approximately $4.7 billion from approximately 186,000 investors, and purchased (or purchased interests in), directly or indirectly, approximately 2,100 fast-food, family-style and casual-dining restaurant properties, 136 hotel properties and 222 retirement properties and medical office buildings, including in each case properties which were sold during such period.

The following text updates and replaces the corresponding text on page 120 of the prospectus and the total number of properties acquired by CNL Restaurant Properties, Inc. appearing on page 122 of the prospectus:

The following table sets forth summary information regarding total properties acquired by the 18 limited partnerships and CNL Restaurant Properties, Inc., CNL Retirement Properties, Inc. and CNL Hotels & Resorts, Inc. as of December 31, 2004. This table lists properties owned by these entities or in which these entities owned interests and does not reflect dispositions that have occurred.

CNL Restaurant Properties, Inc.	1,366 fast-food, family-style or casual-dining restaurants.

The following sentence updates and replaces the third sentence in the third paragraph below the footnotes on page 123 of the prospectus:

During the thirty year period ended on December 31, 2004, these 70 partnerships raised a total of approximately $187 million from approximately 4,600 investors, and purchased, directly or through participation in a joint venture or limited partnership, interests in a total of 314 projects, including properties that were sold during such period.